FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 6 May 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 6 May 2015, London U.K.

GSK sets out prospects for newly shaped Group and expectations for improvements in performance 2016-2020

GSK reports Q1 sales of £5.6 billion; Core EPS of 17.3p (-16%) CER

Summary

•	Group revenue expected to grow at a CAGR of low-to-mid single digits over the five year period 2016-2020 on CER basis:
	-	Vaccines sales expected to grow at a CAGR of mid-to-high single digits
	-	Pharmaceuticals sales expected to grow at a CAGR of low single digits with the possible introduction of generic Advair in the US factored into this assessment
	-	Consumer Healthcare sales expected to grow at a CAGR of mid single digits

•	Decision taken to retain existing holding in ViiV Healthcare reflecting updated strong positive outlook

•	Transaction cost savings programme to be accelerated with over 50% of total synergies of £1 billion now expected in 2016 (vs 2017), with programme broadly complete by end of 2017 (vs 2019)

•
Total annual benefits of £3 billion from combination of existing restructuring and synergy programmes, now expected to be largely delivered by end of 2017 within existing cost estimates but with an accelerated rate of expenditure

•	Group core EPS expected to grow at CAGR of mid-to-high single digits over the five year period 2016-2020 on a CER basis:
-
2015 core EPS expected to decline at a percentage rate in the high teens (CER) primarily due to continued pricing pressure on Advair in US/Europe, the dilutive effect of the transaction and inherited cost base of the Novartis businesses

	-	Significant recovery anticipated in 2016 with core EPS percentage growth expected to reach double digits (CER)

•	Group reaffirms commitment to current credit ratings

•
Capital allocation strategy reviewed.  Use of cash to be prioritised for ordinary dividends and accelerated investments to realise synergies; as well as providing flexibility to respond to potential put options associated with ViiV Healthcare and Consumer Healthcare; and to accommodate possible introduction of generic Advair in the US

•	Group expects to pay annual ordinary dividend of 80p for each of the next three years (2015-2017)

•	Return of transaction net proceeds to be reduced to £1 billion, paid as special dividend with Q4 2015 ordinary dividend

•	R&D Investor Day confirmed for 3 November 2015

•	Reported Q1 sales £5.6 billion, +1% CER with growth in Vaccines (+10%), Consumer Healthcare (+24%) offset by Pharmaceuticals (-7%):
-
Pro-forma sales by business: Vaccines +3%; Consumer Healthcare +8% benefiting from launch of Flonase OTC and strong Oral health performance; Pharmaceuticals -5% with HIV sales +42% offset by continued sales declines in Advair and Established Products

•	Q1 Core EPS of 17.3p (-16%) CER due to mix pressures on Pharmaceuticals margin and dilutive impact of the transaction, partly offset by ongoing cost reductions and lower core tax rate (20%):
	-	Q1 dividend of 19 pence

•	Q1 Total EPS of 167.8p benefit from pre-tax transaction gain of £9.3 billion

All expectations and targets regarding future performance should be read together with the “2015 Guidance”, “2016-2020 Outlook” and “Assumptions and cautionary statement regarding forward looking statements” sections.
The full results are presented under ‘Income Statement’ on page 28 and Core results reconciliations are presented on pages 40 to 41.
For explanations of the measures ‘Core results’, ‘Pro-forma results’ and ‘CER’, see page 26.

New GSK Group

Through application of the strategy set out in 2008 and the recently completed transaction with Novartis, GSK has created a new balanced group of world-leading businesses in Vaccines, Pharmaceuticals and Consumer Healthcare, which has broadened GSK’s scope to improve human health.  In an update to investors today, GSK set out prospects for the newly shaped Group.

The Company also reported its results for the first quarter ended 31 March 2015.

Sir Andrew Witty, Chief Executive Officer, GSK said:

“With the completion of the Novartis transaction, we have reviewed future prospects for the newly shaped Group, including the opportunities offered through the integration and our cash allocation strategy.

“We have done so recognising that our operating environment is shifting radically, particularly in relation to pricing and that we must be prepared for specific uncertainties, including the possible introduction of generic Advair in the US and the potential exercise of put options from partners in ViiV Healthcare and our Consumer Healthcare Business.

“Having done so, and with the substantial growth and synergy opportunities we have going forward, we are today setting out to shareholders our expectations for the Group over the medium-term and announcing a series of decisions which support delivery of this performance and future shareholder returns.

“For 2015, our financial performance will be impacted by the dilutive effect of the transaction and flow through of headwinds encountered in 2014.  We then expect to see a sustained improvement in performance with revenues and earnings expected to grow in CAGR terms over the five year period 2016 to 2020 on a CER basis.

“We believe the Group’s new composition strengthens our ability to offer cost effective healthcare options to payors and governments and enables us to increase access for patients and consumers to our products.

“The importance of R&D to all three global businesses is demonstrated by the launch of Flonase OTC, the approval of Breo for asthma, the filing of a gene therapy to treat a rare disease and the publication of positive phase III data for Shingrix, all seen in the last few months.

“Driven by science-led innovation and a clear determination to realise the volume opportunities in the broad healthcare markets of the world, we believe GSK’s three businesses are well placed to deliver significant future value to patients, consumers and shareholders.”

Three World-leading Businesses

GSK’s product portfolio is now well diversified with 10 products generating annual revenues of more than £500 million per year.  As a result of the transaction, total annual revenues are increased by £1.2 billion on a full-year 2014 historic pro-forma basis, and the Group is more balanced with revenues split across Pharmaceuticals 59%, Consumer Healthcare 25% and Vaccines 16% on the same basis.

The Group is positively exposed to broad areas of future healthcare demand and growth and present in more than 150 markets around the world.  The transaction has significantly strengthened GSK’s positions in the US, Russia, Germany and a number of emerging markets, including China.

With three world leading businesses, GSK believes the Group is strongly positioned to meet the challenges of increasing demand for healthcare and sustained pressure to reduce prices of new medicines.

Specifically, the Group expects volume demand for its products to increase, particularly in Emerging Markets, and as governments and payors focus on cost effective interventions to support healthcare needs, such as Vaccines and OTC medicines.  At the same time, the breadth of the Group’s overall portfolio provides substantial opportunities to develop flexible pricing responses to fluctuating economic pressures.

R&D innovation underpins all three of GSK’s global businesses.  The Group has a pipeline of around 40 NMEs (drugs and vaccines) in phase II/III development and more than 80% of pre-clinical to phase-II NME projects can be classified as having novel mechanism of action.  All three businesses are also supported by proprietary technologies and manufacturing capabilities in areas such as devices, adjuvants, bio-electronics and formulations.  The Group will profile many of these opportunities at an R&D event for investors on 3 November 2015.

Revenue and Portfolio Opportunities

With the newly acquired products from Novartis, GSK has the most comprehensive Vaccines portfolio in the industry offering paediatric, adolescent, adult, elderly and travel vaccines.  Prevention of meningitis represents one of the most significant new opportunities for GSK, with the acquisition of Bexsero and Menveo.  The new portfolio will benefit GSK in many markets, notably with the ability to offer the ex-Novartis vaccines in Emerging Markets and expand the portfolio GSK can offer in the US.  Since completion, GSK has announced the establishment of a new global Vaccines R&D and Commercial centre in Rockville, Maryland.

The company sees significant opportunity in the Group’s new vaccines pipeline.  The most advanced is Shingrix, for prevention of shingles.  Phase III data for the vaccine which has been published in the NEJM demonstrated overall efficacy of 97.2% in adults over 50 years which did not diminish in older age groups.  Altogether, the Group has more than 20 new vaccines in development including potential vaccines to protect against, hepatitis C, RSV, typhoid, Group B strep and MenABCWY.

Within Pharmaceuticals, GSK remains confident of maintaining its global leadership in respiratory well into the next decade.  The company continues to expect sales of Advair to decline, but with the ongoing transition to newer products, total respiratory sales are expected to return to growth in 2016.  By 2020, the Group expects total respiratory sales to be at or above the level of sales in 2015, whether or not there is generic competition to Advair in the US in the period, with more than 90% of revenues generated from nine products (compared to four products currently).

HIV is the other key therapeutic franchise in the current pharmaceutical portfolio.  Five years ago, GSK created ViiV Healthcare, a standalone global HIV business that has become a highly successful venture with equity partners Pfizer and Shionogi.  The recent launches of Tivicay and Triumeq have continued to surpass expectations and there is clear scope to develop multiple dolutegravir-based regimens for treatment of HIV over the next few years.  Progress has also been made to develop ViiV Healthcare’s pipeline with several promising assets in development including the long-acting integrase inhibitor, cabotegravir.

Having reviewed this very positive outlook, GSK has concluded that retaining its full, existing holding in ViiV Healthcare is in the best interests of the Group and GSK will not now be initiating an IPO of a minority stake.

In addition to the Respiratory and HIV businesses, the balance of the Pharmaceuticals business, including the Established Pharmaceuticals Portfolio, represents 2014 sales of £6.6 billion and includes over 15 products generating sales of at least £100 million.  This portfolio provides a broad and cash generative business for the Group, with particular strength and growth opportunities in Emerging Markets driven by brands such as Augmentin and Zinnat.  Approximately 60% of this portfolio is being promoted to drive volume whilst 40% is being managed to generate cash for reinvestment into other parts of the Pharmaceuticals portfolio.

GSK Consumer Healthcare is now the world’s largest supplier of over-the-counter (OTC) medicines, and holds category leading positions in Wellness (pain relief, respiratory, GI), Oral health, Nutrition and Skin health.  The business has strengthened its positions in multiple markets through the transaction, particularly in Eastern Europe and emerging markets.

GSK will concentrate global development on seven power brands: Sensodyne, Voltaren, Theraflu, Poligrip, Panadol, Otrivin, and Paradontax, which have a strong track record of innovation success and the potential to grow well ahead of respective category growth.  12 core brands, such as Horlicks, will be invested and developed on a regional basis.

Innovation is expected to contribute more than 10% of revenues per year, with an R&D pipeline built around consumer insight and science.  Switch of pharmaceutical products to OTC will also be an important component of growth for the business.

Restructuring

The Group has three major restructuring programmes now underway: the transaction integration; restructure of its global pharmaceuticals business; and the Group-wide major change programme, started in 2012.

GSK continues to expect to deliver total transaction synergies of £1 billion annually.  Following closure of the transaction in March and having reviewed the businesses acquired, GSK has identified opportunities to accelerate delivery of the overall programme.  As a result, over 50% of total savings are now expected in 2016 (versus 2017) and the programme is expected to be substantially complete in 2017 (versus 2019).

In Consumer Healthcare, cost savings of £400 million are expected as a result of the transaction and together with supply chain efficiencies, are expected to drive profitability improvements.  GSK is targeting a Consumer Healthcare operating profit margin of at least 20% by 2020 which would place it in the top quartile of comparable businesses.

In Vaccines, transaction cost savings of £400 million are expected with volume improvements also expected to benefit cost of sales.  Following completion of the transaction, it is clear that the inherited vaccines business has a higher than anticipated cost base.  GSK is confident it can address this as part of the overall integration programme.  GSK is targeting a Vaccines operating profit margin of at least 30% by 2020.

As previously announced, the Group has commenced restructuring of its global Pharmaceuticals business with approximately £1 billion of annual cost savings to be delivered by 2017.  Approximately 50% of savings are expected in 2016.  These costs savings will help to mitigate ongoing changes to the Group’s Pharmaceutical margin and support investment in recent and new launches.

In total, the Group expects all restructuring (transaction, pharmaceuticals and major change) to deliver annual cost savings benefits of £3 billion.  The total cash charges to deliver these benefits are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion.  Charges to-date are £1.3 billion, predominantly cash.  The delivery of the £3 billion of annual benefits is expected to be largely complete by the end of 2017.  Going forward, the Group will report its restructuring as a single programme.

2015 Guidance

In 2015, core EPS is expected to decline at a percentage rate in the high teens on a CER basis, primarily due to continued pricing pressure on Advair in US/Europe, the dilutive effect of the transaction and the inherited cost base of the Novartis businesses.

2016-2020 Outlook

In 2016, GSK expects to see a significant recovery in Core EPS with percentage growth expected to reach double-digits on a CER basis as the adverse impacts seen in 2015 diminish and the sales and the synergy benefits of the transaction contribute more meaningfully.

The new balance of the Group provides a better basis for generating long-term sustainable growth.  GSK expects annual Group revenues to grow at a CAGR of low-to-mid single digits on a CER basis over the five year period 2016-2020.

New product launches, the timing of vaccine tender agreements, pharmaceutical genericisation (in particular a possible US generic Advair) and overall market conditions will lead to revenue growth variances year to year.

Over the same financial period 2016-2020 and on a CER basis, GSK expects Vaccines sales to grow at a CAGR of mid-to-high single digits and Consumer Healthcare at a CAGR of mid single digits.  Pharmaceutical sales are expected to grow at a CAGR of low single digits.

New Pharmaceutical and Vaccine products, recently launched and which are expected to be launched over the next five years are expected to generate sales of at least £6 billion per annum by 2020 on a CER basis.

GSK expects earnings to grow faster than sales with Group core EPS expected to grow at a CAGR of mid-to-high single digits on a CER basis over the five year period 2016-2020.

In outlining these expectations for the five year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

The Group continues to expect the next several years to be challenging for the healthcare industry with continued pressure on pricing of pharmaceuticals.  For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair.  The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period.  The Group’s expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from products launched in the last three years includes contributions from current pipeline assets mepoluzimab and Shingrix.  The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group’s revenue and earnings expectations assume no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020.  Material costs for investment in new product launches and R&D have been factored into the expectations given.  The expectations are given on a constant currency basis and assumes no material change to the Group’s effective tax rate.

Shareholder Returns and Capital Investments

Since the completion of the transaction and receipt of the first monthly results from the former Novartis businesses during April, the Group has reviewed in detail its integration plans and has developed a five year outlook for the Group, which includes an updated view of ViiV Healthcare.  In doing so, GSK has also reviewed its capital allocation strategy.  The Group’s commitment to its current credit ratings has been a key consideration in this review.

Going forward, GSK has decided to prioritise use of cash for return of ordinary dividends and accelerated investment to support more rapid delivery of synergy benefits and other new growth opportunities identified in the portfolio.

As a result of the review, GSK is announcing that it expects to pay an annual ordinary dividend of 80p for each of the next three years (2015-2017).

The Group wishes to ensure that it maintains the flexibility to deploy capital in response to certain events, which may or may not occur in the next five years, including the potential exercise of ‘put’ options by partners in ViiV Healthcare and Consumer Healthcare; and the possible introduction of a generic version of Advair in the US.  The Group has also factored into its view the impact of a continued low interest rate environment on pensions, other employee related liabilities and potential company contributions.

Accordingly, the Group has decided to reduce the planned return to shareholders from the net proceeds generated from the Novartis transaction.  GSK now plans to return approximately £1 billion (20p per share) to shareholders via a special dividend to be paid alongside GSK’s Q4 2015 ordinary dividend payment.

Any future returns to shareholders of surplus capital will be subject to the Group’s strategic progress, visibility on the put options and other capital requirements.

Q1 2015

For the quarter, reported Group sales increased 1% to £5.6 billion with positive contributions from Vaccines, +10% and Consumer Healthcare, +24% offsetting a decline in Total Pharmaceuticals of 7%.  Total Pharmaceutical turnover represents a combination of very strong growth from ViiV Healthcare +42% offset by Oncology divestments and sales declines in Advair and Established Products.

Advair/Seretide sales continued to decline given sustained price pressure in the US and Europe and generic competition in Europe.  Transition of the portfolio continues with an additional indication for use of Breo to treat adults with asthma from the FDA.

Pro-forma sales for Vaccines were up 3% and Consumer Healthcare up 8%.  Consumer Healthcare benefited particularly from the launch of Flonase OTC in the quarter and strong Oral health performance.

In R&D, in addition to positive phase III data for Shingrix published in the quarter, GSK yesterday filed a regulatory submission to the European Medicines Agency seeking approval for a gene therapy (GSK2696273) to treat patients with the rare disease adenosine deaminase severe combined immunodeficiency syndrome (ADA-SCID).

Core EPS for the quarter was 17.3p (-16%) CER, declining primarily as a result of mix pressures on the Pharmaceuticals margin and the dilutive impact of the transaction.  The decline was partly offset by ongoing cost reductions and a lower tax rate (20%).  Q1 2015 total EPS of 167.8p benefited from the pre-tax transaction gain of £9.3 billion.

A Q1 2015 dividend of 19 pence has been declared by the Group.

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions.  However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”.  Forward-looking statements give the Group’s current expectations or forecasts of future events.  An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.  In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.  Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate.  The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.  Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk factors’ in the Group’s Annual Report on Form 20-F for 2014 and those discussed in Part 2 of the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.  Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

A number of adjusted measures are used to report the performance of our business.  These measures are defined on page 26 and a reconciliation of core results to total results is set out on page 40.

Q1 2015 Results

Core results
	Q1 2015	Growth
	£m	CER%	£%

Turnover	5,622	1	-
Core operating profit	1,305	(14)	(15)
Core earnings per share	17.3p	(16)	(18)

Total results
	Q1 2015	Growth
	£m	CER%	£%

Turnover	5,622	1	-
Operating profit	9,216	>100	>100
Earnings per share	167.8p	>100	>100

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Group performance

The Novartis transaction completed on 2 March 2015 and so GSK’s reported results include one month’s turnover of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology products from 2 March.  The Group has restated its segment information for the change in its segments described on page 34.  In addition, the Group has presented pro-forma growth rates for turnover, core operating profit and core operating profit by business.  Pro-forma growth rates are calculated comparing reported turnover and core operating profit for Q1 2015 with the turnover and core operating profit for Q1 2014 adjusted to include the equivalent one month’s sales of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology products for March 2014.

Group turnover by business and geographic region

Group turnover by business	Q1 2015		Q1 2015

	£m	Reported growth CER%	Pro-forma growth CER%

Global Pharmaceuticals	3,077	(12)	(10)
ViiV Healthcare	446	42	42

Total Pharmaceuticals	3,523	(7)	(5)
Vaccines	699	10	3
Consumer Healthcare	1,381	24	8

	5,603	1	(1)
Corporate and other unallocated turnover	19	(9)	(19)

Group turnover	5,622	1	(1)

Group turnover by geographic region	Q1 2015		Q1 2015

	£m	Reported growth CER%	Pro-forma growth CER%

US	1,795	(5)	(4)
Europe	1,557	5	1
International	2,270	2	(1)

Group turnover	5,622	1	(1)

Turnover – Q1 2015

Group turnover for Q1 2015 increased 1% on a reported basis to £5,622 million, with Total Pharmaceuticals down 7%, Vaccines up 10% and Consumer Healthcare up 24%, all three businesses reflecting the impact of the Novartis transaction.  Within Total Pharmaceuticals, Global Pharmaceuticals turnover fell 12% and ViiV Healthcare turnover grew 42%.  On a pro-forma basis, Group turnover declined 1%, with Total Pharmaceuticals down 5%, Vaccines up 3% and Consumer Healthcare up 8%.

Total Pharmaceuticals
Global Pharmaceuticals turnover was £3,077 million, down 12% on a reported basis, primarily reflecting a 9% decline in Respiratory sales and a 20% decline in sales of Established Products.  Sales of Oncology products in the first two months, prior to the disposal to Novartis, amounted to £216 million, an 18% reduction compared with the three months of Q1 2014 (+25% on a pro-forma basis).  Adjusting for the impact of the disposal of Oncology products, pro-forma turnover was down 10%.

US Pharmaceuticals turnover of £1,019 million declined 23% in the quarter and 21% on a pro-forma basis.  This decline primarily reflected a 22% fall in Respiratory sales and a 42% fall in Established Products sales.  Within Respiratory, Advair sales were down 21% to £392 million and Flovent sales declined 38% to £83 million.  Breo Ellipta and Anoro Ellipta sales were £14 million and £9 million, respectively, in the quarter.  The primary driver of the decline in Established Products was Lovaza, which was down 75% to £28 million following the launch of generic competition in April 2014.

In Europe, Pharmaceuticals turnover declined 7% to £815 million and was down 3% on a pro-forma basis.  Respiratory sales declined 4% to £392 million as an 11% decline in Seretide was partly offset by Relvar Ellipta sales of £16 million in the quarter.  Established Products sales were down 14% to £132 million reflecting the increased generic competition and supply constraints to a number of products.

International Pharmaceuticals sales were £1,243 million, down 5% on a reported basis and down 4% on a pro-forma basis driven by a decline of 3% (-1% pro-forma) in Emerging Markets and a 9% decline in Japan.  Emerging Markets saw continued growth in Respiratory, up 7%, including Seretide, up 6%, but this was more than offset by a decline in Established Products (-12%), and Dermatology products, both of which were impacted by supply constraints given recent strong volume growth, particularly in anti-infectives.  The decline in Japan in Pharmaceutical sales reflected a high comparator in Q1 2014, which was boosted by stocking ahead of a VAT increase in April last year, as well as the impact on Adoair of increasing competition and the continued transition of the Respiratory portfolio despite encouraging take up of Relvar Ellipta since the lifting of the ‘Ryotan’ restrictions in November.  Total Respiratory sales in Japan were up 1% for the quarter.

ViiV Healthcare turnover increased 42% to £446 million, with the US up 66%, Europe up 35% and International up 9%.  The growth in all three regions was driven by the strong performances of both Tivicay and Triumeq, with sales of £112 million and £81 million, respectively in the quarter.  Epzicom/Kivexa sales increased 2% to £176 million, benefiting from use in combination with Tivicay.

Vaccines
Vaccines turnover of £699 million grew 10% on a reported basis, benefiting from the first month’s sales of £34 million of the newly acquired products from Novartis, and 3% on a pro-forma basis.  In the US, reported growth of 14% (11% pro-forma) primarily reflected strong growth in Hepatitis vaccines although this was mainly attributable to favourable stocking patterns.  This was partly offset by lower sales of Infanrix/Pediarix as a result of the return to the market of a competitor vaccine during 2014.

In Europe, sales grew 4% on a reported basis, benefiting from one month’s sales of the former Novartis vaccines.  The 3% pro-forma decline in sales was largely attributable to lower Infanrix/Pediarix sales, which were impacted by the introduction of a competitor vaccine in 2014 and the phasing of shipments in several countries.

In International, sales grew 13% to £258 million on a reported basis.  The 3% pro-forma growth in the region primarily reflected the net benefit of the phasing of tenders of a number of products relative to those falling in Q1 2014.

Consumer Healthcare
Consumer Healthcare turnover grew 24% on a reported basis and 8% on a pro-forma basis to £1,381 million.  Growth was driven by volume gains of 6% and price increases of 2%.

US turnover increased 47% to £330 million (33% pro-forma growth), primarily benefiting from the strong launch of Flonase OTC, with sales of £65 million in the quarter and double digit growth on Sensodyne.  Sales of £364 million in Europe grew 32% (4% pro-forma), primarily reflecting an 8% increase in Oral health sales.  International sales of £687 million grew 12% (2% pro-forma).  Strong growth in Oral health products and Skin health products was partly offset by a decline in Panadol sales, reflecting increased competitive pressures and a tough comparator, together with slower Nutrition sales as Horlicks was impacted by stocking patterns.

Corporate and other unallocated turnover
The Corporate and unallocated turnover of £19 million represented sales of several Vaccines and Consumer Healthcare products, which are being held for sale in a number of markets.  GSK is required to dispose of these products in specific markets in order to meet the requirements of anti-trust approval for the Novartis transaction.

Core operating profit and margin

Core operating profit	Q1 2015			Q1 2015

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Turnover	5,622	100	1	(1)

Cost of sales	(1,739)	(30.9)	13	8
Selling, general and administration	(1,866)	(33.2)	4	1
Research and development	(789)	(14.0)	(2)	(4)
Royalty income	77	1.3	13	5

Core operating profit	1,305	23.2	(14)	(12)

Core profit before tax	1,156		(14)
Core profit after tax	925		(12)
Core profit attributable to shareholders	834		(16)

Core earnings per share	17.3p		(16)

Core operating profit by business	Q1 2015			Q1 2015

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Global Pharmaceuticals	1,256	40.8	(20)	(18)
ViiV Healthcare	318	71.3	55	55
Pharmaceuticals R&D	(581)		(1)	2

Total Pharmaceuticals	993	28.2	(17)	(15)
Vaccines	161	23.0	(31)	(24)
Consumer Healthcare	182	13.2	53	35

	1,336	23.8	(13)	(11)
Corporate & other unallocated costs	(31)		9	9

Core operating profit	1,305	23.2	(14)	(12)

Core operating profit – Q1 2015
Core operating profit was £1,305 million, 14% lower than in Q1 2014 in CER terms on a turnover increase of 1%.  The core operating margin of 23.2% was 4.1 percentage points lower than in Q1 2014.  Currency had no material overall impact on the Group margin.  The Novartis transaction reduced the operating margin by 1.2 percentage points reflecting the disposal of GSK’s higher margin Oncology business and the acquisition of lower margin Vaccines and Consumer Healthcare businesses from Novartis.  On a pro-forma basis the operating margin declined 2.9 percentage points which primarily reflected an increase in cost of sales as a percentage of turnover in the underlying business performance of the reshaped Group.

Cost of sales as a percentage of turnover was 30.9%, 3.1 percentage points higher than in Q1 2014.  On a pro-forma basis the cost of sales percentage increased 2.3 percentage points.  This reflected adverse price and mix movements, particularly from the decline in Pharmaceuticals sales in the US, the negative impact of supply chain disruption in 2014 on products sold in the quarter, increased investments in Vaccines to improve the reliability and capacity of the supply chain and an adverse comparison to the reduced cost of sales in Vaccines in Q1 2014, which benefited from a number of inventory adjustments, partly offset by the benefit of the Group’s ongoing cost reduction programmes across all three businesses.

SG&A costs as a percentage of sales were 33.2%, 1.0 percentage point higher than in Q1 2014 as SG&A increased 4% on the reported increase in turnover of 1%.  On a pro-forma basis, SG&A increased 1% on a pro-forma turnover decline of 1%, resulting in an increase of 0.5 percentage points in SG&A as a percentage of sales.  This reflected investments in Consumer Healthcare, partly offset by declines in SG&A in Vaccines and Total Pharmaceuticals, including the initial benefits of the Pharmaceuticals cost reduction programme.

R&D expenditure declined 2% CER to £789 million (14.0% of turnover) compared with £784 million (14.0% of turnover) in Q1 2014.  On a pro-forma basis R&D expenditure declined 4% reflecting the phasing of ongoing project spending as well as the completion of a number of programmes and continuing cost management benefits.

Royalty income was £77 million (Q1 2014: £70 million).

Core operating profit by business – Q1 2015
Following the completion of the transaction with Novartis, GSK has reorganised the Group to reflect the greater balance between its Pharmaceuticals, Vaccines and Consumer Healthcare businesses and responsibilities for some parts of these respective businesses have been realigned.  GSK is now reporting these three businesses separately with corporate costs reallocated to each accordingly so that the profitability of each business is reflected more accurately.

Total Pharmaceuticals core operating profit was £993 million, 17% lower than in Q1 2014 in CER terms on a turnover decrease of 7%.  The core operating margin of 28.2% was 4.3 percentage points lower than in Q1 2014.  Net of currency effects, the margin declined 3.3 percentage points on both a reported and a pro-forma basis, which reflected an increase in cost of sales as a percentage of turnover primarily due to adverse price movements and the impact of the disposal of the Oncology business, together with pro-forma declines in SG&A, down 0.7%, and R&D, down 2.4%, on a pro-forma turnover decline of 5.0%, reflecting investment behind new launches.

Vaccines operating profit was £161 million, 31% lower than in Q1 2014 in CER terms on a turnover increase of 10%.  The core operating margin of 23.0% was 9.4 percentage points lower than in Q1 2014.  Excluding currency effects, the operating margin declined 12.1% of which 5.1 percentage points resulted from the acquisition of the former Novartis Vaccines business.  The pro-forma margin declined 7.0 percentage points which primarily reflected an increase in cost of sales as a percentage of turnover due to mix changes in the quarter, additional supply chain investments and the benefit to Q1 2014 of a number of inventory adjustments that are non recurring.

Consumer Healthcare core operating profit was £182 million, 53% higher than in Q1 2014 in CER terms on a turnover increase of 24%.  The core operating margin of 13.2% was 2.0 percentage points higher than in Q1 2014.  Net of currency effects, the operating margin improved 2.6 percentage points and on a pro-forma basis the operating margin increased 2.8 percentage points.  This was due to a significant improvement in gross margin, reflecting benefits from both improved supply and pricing.  This benefit, together with tight overhead cost control, enabled higher brand investment in the quarter.

Core profit after tax and core earnings per share – Q1 2015
Net finance expense was £156 million compared with £161 million in Q1 2014, reflecting GSK’s on-going strategy to improve the funding profile of the Group.

The share of profits of associates and joint ventures was £7 million (Q1 2014: £1 million).  In March 2015, GSK reduced its shareholding in its one significant associate, Aspen Pharmacare Holdings Limited, from 12.4% to 6.2% of the issued share capital.  As a result, GSK will no longer account for Aspen as an associate and the contribution from associates and joint ventures in 2015 is expected to be minimal.

Tax on core profit amounted to £231 million and reflected an effective core tax rate of 20.0% (Q1 2014: 22.0%) reflecting the continuing benefit of matters settled at the end of 2014.

The allocation of earnings to non-controlling interests amounted to £91 million (Q1 2014: £62 million).  GSK has two businesses with material non-controlling interests, namely ViiV Healthcare and the newly created Consumer Healthcare Joint Venture with Novartis in which Novartis has a 36.5% share.  The Consumer Healthcare non-controlling interest allocation in the quarter was £12 million following its creation on 2 March 2015.

Core EPS of 17.3p decreased 16% in CER terms compared with a 14% decline in the operating profit as a result of an increase in the ViiV Healthcare non-controlling interest charge, partly offset by financial efficiencies.

Guidance for 2015
Core EPS for 2015 is expected to decline at a percentage rate in the high teens (CER) primarily due to continued pricing pressure on Advair in US/Europe, the dilutive effect of the Novartis transaction and the inherited cost base of the Novartis businesses.

Currency impact
The Q1 2015 results are based on average exchange rates, principally £1/$1.52, £1/€1.34 and £1/Yen 182.  Comparative exchange rates are given on page 36.  The period-end exchange rates were £1/$1.48, £1/€1.38 and £1/Yen 178.

In the quarter, turnover increased 1% CER but was flat at actual exchange rates.  Core EPS of 17.3p was down 16% in CER terms and 18% at actual rates.  The negative currency impact reflected the strength of Sterling against the majority of the Group’s trading currencies relative to Q1 2014 partly offset by a weakening of Sterling against the US Dollar.  Losses on settled intercompany transactions had no material effect on the negative currency impact of 2 percentage points on core EPS.

If exchange rates were to hold at the Q1 2015 period-end rates for the rest of 2015, it is estimated that there would be no material currency impact on 2015 Sterling turnover or core EPS.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q1 2015			Q1 2014

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Core results	1,305	925	17.3	1,530	1,069	21.0

Intangible asset amortisation	(151)	(114)	(2.4)	(170)	(126)	(2.7)
Intangible asset impairment	(102)	(77)	(1.6)	(48)	(39)	(0.8)
Major restructuring costs	(366)	(266)	(5.5)	(79)	(61)	(1.3)
Legal costs	(85)	(85)	(1.8)	(108)	(86)	(1.8)
Acquisition accounting and other	8,615	7,655	161.8	(59)	(38)	(0.5)

	7,911	7,113	150.5	(464)	(350)	(7.1)

Total results	9,216	8,038	167.8	1,066	719	13.9

Full reconciliations between core results and total results are set out on pages 40 to 41 and the definition of core results is set out on page 26.

Total operating profit and total earnings per share – Q1 2015
Total operating profit was £9,216 million compared with £1,066 million in Q1 2014.  The non-core items resulted in a net credit of £7,911 million (Q1 2014: net charge of £464 million), primarily reflecting the impact of the Novartis transaction.

The intangible asset amortisation decreased to £151 million from £170 million in Q1 2014, which included accelerated amortisation on Lovaza.

Intangible asset impairments of £102 million (Q1 2014: £48 million) included impairments of several R&D and commercial assets.

Major restructuring charges of £366 million (Q1 2014: £79 million) included £181 million under the Major Change programme, £63 million under the new Pharmaceuticals restructuring programme and £110 million related to the Novartis transaction.

The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business.  The programme is expected to cost £1.5 billion, of which non-cash charges are expected to be £350 million.  It has delivered approximately £0.8 billion of annual savings and remains on track to complete delivery of annual pre-tax savings of at least £1.0 billion by 2016.

The new Pharmaceuticals restructuring programme, announced in October 2014, will rescale commercial operations, global support functions and the relevant R&D/manufacturing operations across Pharmaceuticals.  The programme is expected to cost £1.5 billion, predominantly in cash charges.  It has delivered approximately £0.1 billion of annual savings and remains on track to deliver approximately £1 billion of annual cost savings over the next three years, with around 50% delivered in 2016.

The Novartis transaction is expected to deliver approximately £1 billion of annual cost savings, the majority of which will be delivered in three years at a cost of approximately £2 billion.  Approximately 50% of the costs will be cash charges.

Going forward these programmes will be reported together as a total £3 billion programme, for which the total cash charges to deliver these benefits are expected to be approximately £3.65 billion and the non–cash charges up to £1.35 billion.  Charges to date are £1.3 billion, predominantly cash.  The delivery of the £3 billion of benefits is expected to be largely complete by the end of 2017.

Legal charges of £85 million (Q1 2014: £108 million) included settlement of existing anti-trust matters and higher litigation costs.

Acquisition accounting and other adjustments resulted in a net credit of £8,615 million (Q1 2014: charge of £59 million).  This included the profit on disposal of the Oncology business to Novartis of £9,262 million, partly offset by a further increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture of £706 million following the continuation of the improved sales performances of Tivicay and Triumeq.

Other items also included equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

A profit on disposal of associates of £843 million was recognised in the quarter, comprising £386 million from the disposal of half of GSK’s investment in Aspen Pharmacare and a gain of £457 million arising from the remeasurement of the remaining holding to market value on its reclassification to equity investments.

The charge for taxation on total profits amounted to £1,885 million and represented a total effective tax rate of 19.0% (Q1 2014: 20.4%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 36 for further details.

Total EPS was 167.8p, compared with 13.9p in Q1 2014, primarily reflecting the profits on disposal of the Oncology business and the Aspen Pharmacare shares, partly offset by the increase in the liability for the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture.

Cash generation and conversion

Cash flow and net debt

	Q1 2015	Q1 2014

Net cash inflow from operating activities (£m)	370	927
Adjusted net cash inflow from operating activities* (£m)	532	968
Free cash flow* (£m)	(69)	467
Adjusted free cash flow* (£m)	93	508
Free cash flow growth (%)	>(100)%	(40)%
Free cash flow conversion* (%)	1%	67%
Net debt (£m)	8,098	13,660

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 26.

The net cash inflow from operating activities for the quarter was £370 million (Q1 2014: £927 million).  Excluding legal settlements of £162 million (Q1 2014: £41 million), the adjusted net cash inflow from operating activities was £532 million (Q1 2014: £968 million), a 45% decrease compared with 2014.  This primarily reflected the combined impact of lower operating profits and increased cash outflows on restructuring items.

Free cash flow was £(69) million for the quarter.  Excluding legal payments, adjusted free cash flow was £93 million (Q1 2014: £508 million).  The decrease primarily reflected the combined impact of lower operating profits and increased cash outflows on restructuring items.  The Group paid dividends to shareholders of £924 million.

Free cash flow conversion was impacted by the profits on disposal of the Oncology business and the Aspen stake.

At 31 March 2015, net debt was £8.1 billion, compared with £14.4 billion at 31 December 2014, comprising gross debt of £18.5 billion and cash and liquid investments of £10.4 billion.  The decrease in net debt reflected the impact of the Novartis transaction in which GSK sold its Oncology business for net cash proceeds of £10.1 billion and paid £3.3 billion to acquire the Novartis businesses.  Tax liabilities on the transaction are yet to be settled.  In addition, GSK sold 6.2% of its shareholding in Aspen for cash proceeds of £564 million, reducing the shareholding from 12.4% to 6.2%.  At 31 March 2015, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £3,240 million with no loans repayable in the subsequent year.

Working capital

	31 March 2015	31 December 2014	30 September 2014	30 June 2014	31 March 2014

Working capital conversion cycle* (days)	215	209	216	208	205
Working capital percentage of turnover (%)	24	22	24	22	22

* Working capital conversion cycle is defined on page 26.

During the quarter, working capital was significantly impacted by the Novartis transaction which increased the working capital conversion cycle by 11 days.  This principally resulted from inventory acquired with the former Novartis Vaccines business.  The increase was partly offset by a six day reduction in the cycle from favourable exchange effects.  The conversion cycle of the underlying businesses increased by one day from the position at 31 December 2014.

Returns to shareholders

GSK expects to pay an annual ordinary dividend of 80p for each of the next three years (2015-2017).

GSK also plans to return approximately £1 billion (20p per share) to shareholders via a special dividend to be paid alongside GSK’s Q4 2015 ordinary dividend payment.

Any future returns to shareholders of surplus capital will be subject to the Group’s strategic progress, visibility on the put options associated with ViiV Healthcare and the Consumer Healthcare joint venture and other capital requirements.

Quarterly dividends
The Board has declared a first interim dividend of 19 pence per share (Q1 2014: 19 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 7 July 2015.  With effect from and including this dividend, an annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) will be charged by the Depositary.

The ex-dividend date will be 14 May 2015 (13 May 2015 for ADR holders), with a record date of 15 May 2015 and a payment date of 9 July 2015.

	Paid/ payable	Pence per share	£m

2015
First interim	9 July 2015	19	918

2014
First interim	10 July 2014	19	916
Second interim	2 October 2014	19	918
Third interim	8 January 2015	19	924
Fourth interim	9 April 2015	23	1,114

		80	3,872

GSK made no share repurchases during the quarter.  The company issued 2.0 million shares under employee share schemes amounting to £28 million (Q1 2014: £81 million).

The weighted average number of shares for Q1 2015 was 4,820 million, compared with 4,802 million in Q1 2014.

Segmental performance

Global Pharmaceuticals	Q1 2015		Q1 2015

	£m	Reported growth CER%	Pro-forma growth CER%

US	1,019	(23)	(21)
Europe	815	(7)	(3)
International	1,243	(5)	(4)

	3,077	(12)	(10)

	Q1 2015

	£m	Growth CER%

Respiratory	1,408	(9)
Oncology	216	(18)
Cardiovascular, metabolic and urology	218	(8)
Immuno-inflammation	60	19
Other pharmaceuticals	525	(9)
Established Products	650	(20)

	3,077	(12)

Respiratory

Q1 2015 (£1,408 million; down 9%)
Respiratory sales in the quarter declined 9% to £1,408 million.  Seretide/Advair sales were down 14% to £898 million, Flixotide/Flovent sales decreased 22% to £153 million and Ventolin sales fell 9% to £161 million. Relvar/Breo Ellipta recorded sales of £41 million and Anoro Ellipta, now launched in the US, Europe and Japan, recorded sales of £12 million in the quarter.

In the US, Respiratory sales declined 22% to £583 million in the quarter (1% volume growth and a 23% negative impact of price and mix).  The negative price and mix impact reflects new contracts agreed in 2014 in response to competitive pressures in both the ICS/LABA combination market, where Advair and Breo Ellipta compete, and also the LABA/LAMA combination market, where Anoro Ellipta is marketed.  Sales of Advair were down 21% (3% volume decline and an 18% negative impact of price and mix).  Flovent sales were down 38% to £83 million and Ventolin sales fell 24%.  The reported declines for both Flovent and Ventolin reflected the net negative impact of true up adjustments to accruals for returns and rebates recorded in both Q1 2014 and Q1 2015.  Excluding the impact of true up adjustments and stocking patterns, on an estimated underlying basis Flovent sales declined 6% while Ventolin grew 13%.  Breo Ellipta recorded sales of £14 million, and Anoro Ellipta, launched in Q2 2014, recorded sales of £9 million in the quarter.

European Respiratory sales were down 4% to £392 million, with Seretide sales down 11% to £291 million (4% decline in volume and a 7% negative impact of price), reflecting increasing competitive pressures and the transition of the Respiratory portfolio to the newer products.  Relvar Ellipta, approved in Europe for both COPD and asthma, recorded sales of £16 million in the quarter, while Anoro Ellipta, with launches now underway in many countries throughout the region, recorded sales of £2 million.

Respiratory sales in the International region grew 5% to £433 million with Emerging Markets up 7% and Japan up 1%.  In Emerging Markets, sales of Seretide increased 6% to £125 million, while Ventolin grew 8% to £46 million.  In Japan, the sales of Relvar Ellipta of £9 million in the quarter, together with strong growth in Veramyst and Xyzal sales, more than offset the 27% decline in Adoair as a result of comparison with a strong Q1 2014 which benefited from wholesaler stocking.

Oncology

Q1 2015 (£216 million; down 18%)
Oncology sales for the first two months were £216 million, down 18% on a reported basis compared with Q1 2014, but up 25% on a pro-forma basis.

Cardiovascular, metabolic and urology

Q1 2015 (£218 million; down 8%)
Sales in the category fell 8% to £218 million.  The Avodart franchise fell 7% to £179 million, with 13% growth in sales of Duodart/Jalyn offset by a 15% decline in sales of Avodart.  Sales of Prolia decreased 33% to £9 million, due to the agreement in Q2 2014 with Amgen to terminate the joint commercialisation in a number of European markets, Mexico and Russia.

Immuno-inflammation

Q1 2015 (£60 million; up 19%)
Immuno-inflammation sales grew 19% to £60 million.  Benlysta turnover in the quarter was £51 million, up 23%.  In the US, Benlysta sales were £46 million, up 26%.

Other pharmaceuticals

Q1 2015 (£525 million; down 9%)
Sales in other therapy areas fell 9% to £525 million.  Augmentin sales declined 3% to £140 million and Dermatology sales declined 11% to £109 million both impacted by supply constraints due to capacity limitations.  Relenza sales were down 25% to £30 million in the quarter reflecting Japanese government stockpiling in Q1 2014 which was not repeated in Q1 2015.  Sales of products for Rare diseases declined 10% to £91 million, primarily as a result of generic competition to Mepron in the US.

Established Products

Q1 2015 (£650 million; down 20%)
Established Products turnover fell 20% to £650 million.  Sales in the US were down 42% to £163 million, primarily attributable to a 75% fall in sales of Lovaza to £28 million, due to generic competition which began in April 2014 and has intensified during 2015.

Europe was down 14% to £132 million with Seroxat sales falling 33% to £8 million, reflecting increased generic competition to a number of other products and a number of supply constraints.  International was down 8% to £355 million, primarily reflecting lower sales of Seroxat/Paxil due to generic competition in Japan and some supply constraints, together with the impact of competitive and price pressures to Zeffix and Hepsera in China.

ViiV Healthcare	Q1 2015		Q1 2015

	£m	Reported growth CER%	Pro-forma growth CER%

US	229	66	66
Europe	154	35	35
International	63	9	9

	446	42	42

	Q1 2015

	£m	Growth CER%

Epzicom/Kivexa	176	2
Selzentry	30	(9)
Tivicay	112	>100
Triumeq	81	-
Other	47	(33)

	446	42

Q1 2015 (£446 million; up 42%)
ViiV Healthcare sales increased 42% in the quarter, with the US up 66%, Europe up 35% and International up 9%.  The growth in all three regions was driven by Tivicay and Triumeq.

The ongoing roll-out of Tivicay resulted in sales of £112 million and Triumeq, now launched in the US and much of Europe recorded sales of £81 million in the quarter.  Epzicom/Kivexa, which benefited from use in combination with Tivicay, increased 2% to £176 million, but Selzentry sales fell 9% to £30 million.  There were also continued declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 38% to £10 million, and Lexiva, down 27% to £16 million.

Vaccines	Q1 2015		Q1 2015

	£m	Reported growth CER%	Pro-forma growth CER%

US	217	14	11
Europe	224	4	(3)
International	258	13	3

	699	10	3

	Q1 2015		Q1 2015

	£m	Reported growth CER%	Pro-forma growth CER%

Rotarix	98	14	14
Synflorix	60	7	7
Fluarix, FluLaval	4	(63)	(63)

Bexsero	7	-	>100
Menveo	11	-	-

Boostrix	66	7	7
Infanrix, Pediarix	186	(6)	(6)
Hepatitis	143	17	17
Cervarix	28	(14)	(14)
Other	96	38	(2)

	699	10	3

Q1 2015 (£699 million; up 10%)
Vaccines sales grew 10% to £699 million with the US up 14%, Europe up 4% and International up 13%.  The business benefited from one month of sales of the former Novartis products, and pro-forma growth for the quarter was 3%.

In the US, reported growth of 14% (11% pro-forma) primarily reflected strong growth in Hepatitis vaccines which benefited from variations in CDC stockpile shipments and the replenishment of wholesaler inventory levels.  Rotarix sales, up 12%, also benefited  from the replenishment of wholesaler inventory levels in the quarter.  This growth was partly offset by lower sales of Infanrix/Pediarix as a result of the return to the market of a competitor vaccine during 2014.

In Europe, sales grew 4% on a reported basis to £224 million, but declined 3% on a pro-forma basis.  This was largely attributable to a 9% fall in Infanrix/Pediarix sales, which were impacted by the introduction of a competitor vaccine in 2014 and the phasing of shipments in several countries.  Sales of Hepatitis vaccines declined 4% and Cervarix sales were down 27% in part due to the phasing of shipments.  These declines were partly offset by a 27% increase in Boostrix sales driven by better supply in comparison with Q1 2014.

International sales of £258 million grew 13% on a reported basis and 3% pro-forma, benefiting from the phasing of shipments of a number of products in both Q1 2015 and Q1 2014.  Synflorix sales grew 12%, primarily reflecting the phasing of tender shipments.  Hepatitis vaccines grew 20% mainly driven by the phasing of Havrix sales in the Middle East, but Boostrix sales fell 25%, reflecting the phasing of tender shipments in Brazil and the Middle East.  Fluarix/FluLaval sales declined 75% due to the phasing of shipments in Brazil and Asia Pacific.

Consumer Healthcare

Turnover	Q1 2015		Q1 2015

	£m	Reported growth CER%	Pro-forma growth CER%

US	330	47	33
Europe	364	32	4
International	687	12	2

Total	1,381	24	8

Turnover	Q1 2015		Q1 2015

	£m	Reported growth CER%	Pro-forma growth CER%

Wellness	593	46	11
Oral health	485	9	9
Nutrition	182	2	(1)
Skin health	121	42	8

Total	1,381	24	8

Q1 2015 (£1,381 million; up 24%)
The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare businesses in India and Nigeria, which are excluded from the Joint Venture.

Turnover grew 24% to £1,381 million, benefiting significantly from the first month’s sales of the former Novartis products included in the Joint Venture.  On a pro-forma basis, growth was 8%, primarily reflecting strong growth in the US following the launch of Flonase OTC.  Estimated global market growth was 6% in the quarter versus rolling 12 month growth of 4%.  The uptick was primarily driven by a strong seasonal demand for cold and flu products, and OTC switches in the US market.  Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 15% of Q1 2015 sales.  This reflected a particularly strong contribution in the quarter from the Flonase launch in the US and consequently is several points higher than annualised expectations.  Other 2015 launches to date include Fenbid Chewable in China, Sensodyne Repair and Protect Whitening in the US and Germany, and the roll out of Sensodyne Mouthwash.

US sales grew 47% on a reported basis to £330 million, and 33% on a pro-forma basis.  Flonase was the region’s primary growth driver and the brand currently holds an 11% estimated market share after only 10 weeks.  Oral health sales were driven by Sensodyne which continued its strong performance with growth of 14% and approximately a one percentage point of share gain in the quarter, helped by the launch of Sensodyne Repair and Protect Whitening.  Skin health delivered strong growth helped by 27% growth of Abreva, boosted by stocking patterns.  Niquitin Minis and alli returned to the market but Tums supply has seen some disruption during the quarter.

Sales in Europe grew 32% on a reported basis to £364 million and grew 4% pro-forma.  Oral health products reported growth of 8%, reflecting strong performances from both Sensodyne and Aquafresh following an improved supply position, new advertising in key markets, and the roll out of Sensodyne True White in the UK, Sensodyne Repair and Protect in Germany, and Sensodyne Mouthwash across a number of markets.  On a pro-forma basis, Wellness registered mid single digit growth, as regional Respiratory brands Beechams and Coldrex benefited from the stronger cold and flu season.  Nutrition and Skin health sales both declined reflecting disruption from stocking patterns and some supply shortages.

International sales of £687 million grew 12% on a reported basis and 2% pro-forma.  China, India and Turkey all reported double digit pro-forma growth, and Oral health (+12%) and Skin health (+11%) performed well across the region.  Wellness growth was impacted by a decline in Panadol sales.  This was primarily due to a challenging competitive environment in Australia and a tough comparative quarter in Latin America as the brand annualised against prior year growth of over 50% following supply improvements.  In Nutrition, Horlicks was up 4%, with strong consumption growth in India partly offset by some retailer destocking in the quarter.

Sales from new Pharmaceutical, ViiV Healthcare and Vaccine launches

		Q1 2015

		£m	Growth CER%

Global Pharmaceuticals
Respiratory	Relvar/Breo Ellipta	41	>100
	Anoro Ellipta	12	-
	Incruse Ellipta	1	-

CVMU	Eperzan/Tanzeum	4	-

Immuno-inflammation	Benlysta	51	23

Other pharmaceuticals	Potiga/Trobalt	1	-

ViiV Healthcare	Tivicay	112	>100
	Triumeq	81	-

		303	>100

New products are those launched in the last five years (2011 to 2015 inclusive).  Sales of new products were £303 million, grew in excess of 100% in the quarter and represented 7% of Global Pharmaceutical, ViiV Healthcare and Vaccine turnover.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for Q1 2015 is analysed below.

	Q1 2015 £m	Q1 2014 £m

Discovery	188	170
Development	314	333
Facilities and central support functions	108	124

Pharmaceuticals R&D	610	627
Vaccines	124	119
Consumer Healthcare	55	38

Core R&D	789	784
Amortisation and impairment of intangible assets	34	56
Major restructuring costs	32	4
Acquisition accounting and other	12	15

Total R&D	867	859

GSK’s Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  The Oncology products and Nimenrix have been removed from the table following the completion of the deal with Novartis.  Retosiban has been added to the table as it entered Ph III during the quarter.

Since Q4 2014 results, the following pipeline milestones have been achieved:

•	Announced positive Overall Survival results from Ph III COMBI-d study of Tafinlar and Mekinist combination in metastatic melanoma;
•	Announced start of second Ph III (FULFIL) study for once daily closed triple ICS/LABA/LAMA vs Symbicort in patients with COPD;
•	Announced start of Ph III study for retosiban in spontaneous pre-term labour;
•	FDA AdCom recommended US approval of Breo Ellipta in adult patients with asthma;
•	Triumeq approved in Japan for HIV;
•	Encruse Ellipta approved in Japan for COPD;
•	Synflorix approved in Japan for invasive pneumococcal disease;
•	Duac approved in Japan for acne vulgaris;
•	US approval of Flolan reformulation;
•	Three year Ph III data for Mosquirix RTS,S malaria vaccine published in The Lancet;
•	Publication of full data from ZOE-50 Ph III study of Zoster vaccine in NEJM;
•	US approval of Breo Ellipta for adult patients with asthma;
•	EU filing of ex-vivo stem cell gene therapy for ADA-SCID.

Respiratory		US	EU	News update in the quarter
Relvar/Breo Ellipta (FF/VI)	Asthma	Approved April 2015	Approved Nov 2013	Approved by FDA for adult asthma in US on 30 April 2015
vilanterol (VI)	COPD	Ph III	Ph III
mepolizumab	Severe eosinophilic asthma	Filed Nov 2014	Filed Nov 2014
	COPD	Ph III	Ph III
FF+UMEC+VI	COPD	Ph III	Ph III	Start of FULFIL Ph III study vs Symbicort on 9 February 2015
Vaccines		US	EU	News update in the quarter
MAGE-A3	Melanoma	Ph III	Ph III
HZ/su herpes zoster	Shingles prophylaxis	Ph III	Ph III	ZOE-50 data published in NEJM on 28 April 2015
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	Filed July 2014	Ph III data published in The Lancet on 24 April 2015
Cardiovascular & Metabolic		US	EU	News update in the quarter
losmapimod	Acute coronary syndrome (ACS)	Ph III	Ph III
retosiban	Spontaneous pre-term labour	Ph III	Ph III	Start of Ph III study on 17 March 2015
Immuno-inflammation		US	EU	News update in the quarter
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
Benlysta (i.v.)	vasculitis	Ph III	Ph III
sirukumab	Rheumatoid arthritis	Ph III	Ph III
Rare diseases		US	EU	News update in the quarter
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	Ph II/III	Filed May 2015	Filed in EU on 5 May 2015
mepolizumab	Eosinophilic granulomatosis with polyangiitis (EGPA)	Ph III	Ph III
Infectious Diseases		US	EU	News update in the quarter
tafenoquine	Treatment and relapse prevention of Plasmodium vivax malaria	Ph III	n/a
Dermatology		US	EU	News update in the quarter
ofatumumab (s.c.)	Pemphigus vulgaris	Ph III	Ph III

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income; disposals of associates, products and businesses, and acquisition accounting adjustments for material acquisitions, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group’s results more comparable with the majority of its peers.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Pro-forma growth
The Novartis transaction completed on 2 March 2015 and so GSK’s reported results include one month of results of the former Novartis Vaccines and Consumer Healthcare businesses and exclude the results of the former GSK Oncology products from 2 March.  Pro-forma growth rates are calculated comparing reported turnover for Q1 2015 with the turnover for Q1 2014 adjusted to include the equivalent one month of results of the former Novartis Vaccines and Consumer Healthcare businesses and to exclude the results of the former GSK Oncology products from 2 March 2014.

Full-year 2014 pro-forma results
Pro-forma results for the full-year 2014, where provided, include the following major adjustments: (i) the exclusion of Oncology, (ii) the inclusion of 12 months of the acquired Novartis Consumer and Vaccines businesses, (iii) reallocation of most corporate costs to more accurately reflect the profitability of each segment and (iv) the reallocation of divestments required to Corporate and other unallocated costs.  Pro-forma 2014 Corporate and other unallocated operating profit includes a structural benefit of £219 million realised in Q3 2014.  See “Cautionary statement regarding unaudited pro-forma financial information” below.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Cautionary statement regarding unaudited pro-forma financial information
The unaudited pro-forma financial information in this release has been prepared to illustrate the effect of (i) the disposal of the oncology assets, (ii) the Consumer Healthcare joint venture (i.e. the acquisition of the Novartis OTC Business), and (iii) the acquisition of the Vaccines business (which excludes the Influenza Vaccines business) on the results of the Group as if they had taken place as at 1 January 2014.

The unaudited pro-forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results.  The unaudited pro-forma financial does not purport to represent what the Group’s financial position actually would have been if the disposal of the Oncology assets, the Consumer Healthcare joint venture and the Vaccines acquisition had been completed on the dates indicated; nor does it purport to represent the financial condition at any future date.  In addition to the matters noted above, the unaudited pro-forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with the Oncology disposal, the Consumer Healthcare joint venture and the Vaccines acquisition.

The unaudited pro-forma financial information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006.  The unaudited pro-forma financial information in this release should be read in conjunction with the financial statements included in (i) the Group’s Q1 2015 earnings report dated 6 May 2015 and furnished to the SEC on Form 6-K, (ii) the Group’s Annual Report on Form 20-F for 2014 and (iii) the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	Claire Brough	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 215 715 1048	(Washington)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Jenni Ligday	+1 202 715 1049	(Washington)
	Karen Hagens	+1 919 483 2863	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statement

	Q1 2015 £m	Q1 2014 £m

TURNOVER	5,622	5,613

Cost of sales	(2,103)	(1,743)

Gross profit	3,519	3,870

Selling, general and administration	(2,225)	(1,971)
Research and development	(867)	(859)
Royalty income	77	70
Other operating income/(expense)	8,712	(44)

OPERATING PROFIT	9,216	1,066

Finance income	32	18
Finance expense	(191)	(182)
Profit on disposal of associates	843	-
Share of after tax profits of associates and joint ventures	23	1

PROFIT BEFORE TAXATION	9,923	903

Taxation	(1,885)	(184)
Tax rate %	19.0%	20.4%

PROFIT AFTER TAXATION FOR THE PERIOD	8,038	719

(Loss)/profit attributable to non-controlling interests	(51)	51
Profit attributable to shareholders	8,089	668

	8,038	719

EARNINGS PER SHARE	167.8p	13.9p

Diluted earnings per share	166.4p	13.7p

Statement of comprehensive income

	Q1 2015 £m	Q1 2014 £m

Profit for the period	8,038	719

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(332)	(17)
Fair value movements on available-for-sale investments	241	(30)
Reclassification of fair value movements on available-for-sale investments	(262)	(1)
Deferred tax on fair value movements on available-for-sale investments	(24)	(19)
Deferred tax reversed on reclassification of available-for-sale investments	2	-
Fair value movements on cash flow hedges	(6)	(1)
Deferred tax on fair value movements on cash flow hedges	1	-
Reclassification of cash flow hedges to income statement	3	2
Share of other comprehensive expense of associates and joint ventures	(77)	13

	(454)	(53)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	20	5
Remeasurement losses on defined benefit plans	(328)	(177)
Deferred tax on remeasurement losses on defined benefit plans	75	42

	(233)	(130)

Other comprehensive expense for the period	(687)	(183)

Total comprehensive income for the period	7,351	536

Total comprehensive income for the period attributable to:
Shareholders	7,382	480
Non-controlling interests	(31)	56

	7,351	536

Global Pharmaceuticals, ViiV Healthcare and Vaccines turnover
Three months ended 31 March 2015

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	1,408	(9)	583	(22)	392	(4)	433	5
Anoro Ellipta	12	-	9	-	2	-	1	-
Avamys/Veramyst	71	7	6	(25)	17	6	48	14
Flixotide/Flovent	153	(22)	83	(38)	27	(3)	43	15
Relvar/Breo Ellipta	41	>100	14	>100	16	>100	11	>100
Seretide/Advair	898	(14)	392	(21)	291	(11)	215	(4)
Ventolin	161	(9)	78	(24)	32	6	51	11
Other	72	5	1	-	7	-	64	4

Cardiovascular, metabolic and urology (CVMU)	218	(8)	83	(8)	68	(9)	67	(8)
Avodart	179	(7)	56	(14)	66	3	57	(12)
Other	39	(14)	27	4	2	(90)	10	22

Immuno-inflammation	60	19	55	21	4	33	1	(50)
Benlysta	51	23	46	26	4	33	1	(50)
Other	9	-	9	-	-	-	-	-

Oncology	216	(18)	93	(22)	70	(20)	53	(5)

Other pharmaceuticals	525	(9)	42	(17)	149	1	334	(12)
Dermatology	109	(11)	12	(15)	37	(5)	60	(14)
Augmentin	140	(3)	-	(100)	51	(3)	89	(2)
Other anti-bacterials	47	(16)	1	-	16	(14)	30	(17)
Rare diseases	91	(10)	12	(54)	32	6	47	-
Other	138	(9)	17	>100	13	60	108	(21)

Innovative Pharmaceuticals	2,427	(9)	856	(18)	683	(5)	888	(4)

Established Products	650	(20)	163	(42)	132	(14)	355	(8)
Coreg	27	(22)	27	(22)	-	-	-	-
Hepsera	22	(9)	-	-	-	-	22	(9)
Imigran/Imitrex	38	(15)	18	(29)	13	(7)	7	14
Lamictal	127	(2)	63	-	23	(11)	41	2
Lovaza	28	(75)	28	(75)	-	-	-	-
Requip	22	(14)	1	(67)	7	(18)	14	-
Serevent	23	(15)	10	-	10	(23)	3	(20)
Seroxat/Paxil	43	(18)	-	-	8	(33)	35	(14)
Valtrex	42	19	5	(17)	6	(14)	31	38
Zeffix	39	(16)	-	(100)	2	-	37	(14)
Other	239	(17)	11	(52)	63	(13)	165	(15)

Global Pharmaceuticals	3,077	(12)	1,019	(23)	815	(7)	1,243	(5)

ViiV Healthcare	446	42	229	66	154	35	63	9
Combivir	10	(38)	3	(16)	3	(52)	4	(36)
Epzicom/Kivexa	176	2	60	(9)	82	9	34	2
Lexiva/Agenerase	16	(27)	10	(19)	4	(35)	2	(37)
Selzentry	30	(9)	14	-	12	(12)	4	(23)
Tivicay	112	>100	72	>100	29	>100	11	>100
Triumeq	81	-	62	-	18	-	1	-
Trizivir	7	(36)	2	(46)	4	(31)	1	(40)
Other	14	(33)	6	(56)	2	(33)	6	(43)

Total Pharmaceuticals	3,523	(7)	1,248	(15)	969	(2)	1,306	(4)

Vaccines	699	10	217	14	224	4	258	13
Bexsero	7	-	-	-	6	-	1	-
Boostrix	66	7	37	13	17	27	12	(25)
Cervarix	28	(14)	1	-	10	(27)	17	(5)
Fluarix, FluLaval	4	(63)	3	-	-	-	1	(75)
Hepatitis	143	17	64	36	41	(4)	38	20
Infanrix, Pediarix	186	(6)	69	(13)	77	(9)	40	13
Menveo	11	-	7	-	1	-	3	-
Rabipur/Rabivert	5	-	3	-	1	-	1	-
Rotarix	98	14	32	12	17	-	49	21
Synflorix	60	7	-	-	9	(17)	51	12
Other	91	31	1	100	45	32	45	29

	4,222	(5)	1,465	(12)	1,193	(1)	1,564	(2)

Balance sheet

	31 March 2015 £m	31 December 2014 £m
ASSETS
Non-current assets
Property, plant and equipment	9,642	9,052
Goodwill	5,212	3,724
Other intangible assets	17,084	8,320
Investments in associates and joint ventures	82	340
Other investments	1,729	1,114
Deferred tax assets	2,669	2,688
Other non-current assets	714	735

Total non-current assets	37,132	25,973

Current assets
Inventories	4,578	4,231
Current tax recoverable	116	138
Trade and other receivables	5,496	4,600
Derivative financial instruments	102	146
Liquid investments	73	69
Cash and cash equivalents	10,290	4,338
Assets held for sale	209	1,156

Total current assets	20,864	14,678

TOTAL ASSETS	57,996	40,651

LIABILITIES
Current liabilities
Short-term borrowings	(3,240)	(2,943)
Trade and other payables	(8,592)	(7,958)
Derivative financial instruments	(115)	(404)
Current tax payable	(2,696)	(945)
Short-term provisions	(1,143)	(1,045)

Total current liabilities	(15,786)	(13,295)

Non-current liabilities
Long-term borrowings	(15,221)	(15,841)
Deferred tax liabilities	(1,774)	(445)
Pensions and other post-employment benefits	(3,696)	(3,179)
Other provisions	(450)	(545)
Derivative financial instruments	(8)	(9)
Other non-current liabilities	(9,653)	(2,401)

Total non-current liabilities	(30,802)	(22,420)

TOTAL LIABILITIES	(46,588)	(35,715)

NET ASSETS	11,408	4,936

EQUITY
Share capital	1,339	1,339
Share premium account	2,787	2,759
Retained earnings	1,107	(2,074)
Other reserves	2,201	2,239

Shareholders’ equity	7,434	4,263

Non-controlling interests	3,974	673

TOTAL EQUITY	11,408	4,936

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2015	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Profit for the period			8,089		8,089	(51)	8,038
Other comprehensive (expense)/income for the period			(668)	(39)	(707)	20	(687)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			7,421	(39)	7,382	(31)	7,351
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(41)	(41)
Dividends to shareholders			(924)		(924)		(924)
Gain on transfer of net assets into Consumer joint venture			2,878		2,878		2,878
Consumer Healthcare joint venture put option			(6,204)		(6,204)		(6,204)
Changes in non-controlling interests						3,373	3,373
Shares issued	-	28			28		28
Shares acquired by ESOP Trusts				(63)	(63)		(63)
Write-down on shares held by ESOP Trusts			(64)	64	-		-
Share-based incentive plans			74		74		74
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2015	1,339	2,787	1,107	2,201	7,434	3,974	11,408
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2014	1,336	2,595	913	2,153	6,997	815	7,812

Profit for the period			668		668	51	719
Other comprehensive (expense)/income for the period			(140)	(48)	(188)	5	(183)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			528	(48)	480	56	536
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(47)	(47)
Dividends to shareholders			(910)		(910)		(910)
Changes in non-controlling interests			(33)		(33)	(9)	(42)
Shares issued	1	80			81		81
Forward contract relating to non-controlling interest				21	21		21
Ordinary shares purchased and held as Treasury shares			(28)		(28)		(28)
Shares acquired by ESOP Trusts				(74)	(74)		(74)
Write-down on shares held by ESOP Trusts			(74)	74	-		-
Share-based incentive plans			82		82		82
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2014	1,337	2,675	478	2,126	6,616	815	7,431
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Three months ended 31 March 2015

	Q1 2015 £m	Q1 2014 £m

Profit after tax	8,038	719
Tax on profits	1,885	184
Share of after tax profits of associates and joint ventures	(23)	(1)
Profit on disposal of interest in associates	(843)	-
Net finance expense	159	164
Profit on disposal of Oncology business	(9,262)	-
Depreciation and other adjusting items	387	573
Increase in working capital	(177)	(157)
Increase/(decrease) in other net liabilities	350	(325)

Cash generated from operations	514	1,157
Taxation paid	(144)	(230)

Net cash inflow from operating activities	370	927

Cash flow from investing activities
Purchase of property, plant and equipment	(245)	(201)
Proceeds from sale of property, plant and equipment	14	9
Purchase of intangible assets	(120)	(148)
Proceeds from sale of intangible assets	-	8
Purchase of equity investments	(26)	(21)
Proceeds from sale of equity investments	255	11
Purchase of businesses, net of cash acquired	(3,435)	-
Disposal of businesses	10,055	-
Investment in associates and joint ventures	(2)	(3)
Proceeds from disposal of associates and joint ventures	564	-
Interest received	30	11

Net cash inflow/(outflow) from investing activities	7,090	(334)

Cash flow from financing activities
Issue of share capital	28	81
Shares acquired by ESOP Trusts	(63)	(74)
Shares purchased and held as Treasury shares	-	(28)
Purchase of non-controlling interests	-	(669)
Repayment of short-term loans	(645)	(894)
Net repayment of obligations under finance leases	(6)	(6)
Interest paid	(77)	(84)
Dividends paid to shareholders	(924)	(910)
Distributions to non-controlling interests	(41)	(47)
Other financing items	(54)	42

Net cash outflow from financing activities	(1,782)	(2,589)

Increase/(decrease) in cash and bank overdrafts in the period	5,678	(1,996)

Cash and bank overdrafts at beginning of the period	4,028	5,231
Exchange adjustments	128	(2)
Increase/(decrease) in cash and bank overdrafts	5,678	(1,996)

Cash and bank overdrafts at end of the period	9,834	3,233

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	10,290	3,514
Overdrafts	(456)	(281)

	9,834	3,233

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  The completion of the Novartis transaction on 2 March 2015 has changed the balance of the Group and GSK has changed its segment reporting to reflect this.  With effect from 1 January 2015, GSK is reporting results under five segments: Global Pharmaceuticals, ViiV Healthcare, Pharmaceuticals R&D, Vaccines and Consumer Healthcare and individual members of the CET are responsible for each segment.  Comparative information has been restated accordingly.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

The Pharmaceuticals R&D segment is the responsibility of the Head of Research & Development and is reported as a separate segment.

Corporate and other unallocated costs include the results of several Vaccines and Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment
	Q1 2015 £m	Q1 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	3,077	3,507	(12)
ViiV Healthcare	446	311	42

Total Pharmaceuticals	3,523	3,818	(7)
Vaccines	699	651	10
Consumer Healthcare	1,381	1,121	24

Segment turnover	5,603	5,590	1
Corporate and other unallocated turnover	19	23	(9)

Total turnover	5,622	5,613	1

Operating profit by segment
	Q1 2015 £m	Q1 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	1,256	1,596	(20)
ViiV Healthcare	318	204	55
Pharmaceuticals R&D	(581)	(559)	(1)

Total Pharmaceuticals	993	1,241	(17)
Vaccines	161	211	(31)
Consumer Healthcare	182	125	53

Segment profit	1,336	1,577	(13)
Corporate and other unallocated costs	(31)	(47)	9

Core operating profit	1,305	1,530	(14)
Non-core items	7,911	(464)

Total operating profit	9,216	1,066	>100

Finance income	32	18
Finance costs	(191)	(182)
Profit on disposal of associates	843	-
Share of after tax profits of associates and joint ventures	23	1

Profit before taxation	9,923	903	>100

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2014.

At 31 March 2015, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.5 billion (31 December 2014: £0.5 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant developments since the date of the Annual Report 2014.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

There have been no material changes to historical tax matters since the publication of the Annual Report.  Issues relation to taxation are described in the ‘Taxation’ note in the Annual Report 2014.  The Group’s tax payable liability of £2,696 million at 31 March 2015 includes taxation payable on the Oncology disposal.  The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on core profits amounted to £231 million and represented an effective core tax rate of 20.0% (Q1 2014: 22.0%).  The charge for taxation on total profits amounted to £1,885 million and represented an effective tax rate of 19.0% (Q1 2014: 20.4%).

The core tax rate for the full year is also expected to be around 20%.  The Group’s balance sheet at 31 March 2015 included a tax payable liability of £2,696 million and a tax recoverable asset of £116 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2015, and should be read in conjunction with the Annual Report 2014, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2014, except that an amendment to IAS 19 ‘Defined benefit plans: Employee contribution’ has been implemented from 1 January 2015.  This revision has not had a material impact on the results or financial position of the Group.

In addition, the segment information for 2014 has been restated to reflect changes made to segments in 2015 as set out under ‘Segment information’ above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2014 were published in the Annual Report 2014, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2015	Q1 2014	2014

Average rates:
US$/£	1.52	1.66	1.65
Euro/£	1.34	1.21	1.24
Yen/£	182	171	175

Period-end rates:
US$/£	1.48	1.67	1.56
Euro/£	1.38	1.21	1.29
Yen/£	178	172	187

During Q1 2015, average sterling exchange rates were stronger against the Euro and the Yen, but weaker against the US Dollar, compared with the same period in 2014.  Similarly, period-end sterling exchange rates were stronger against the Euro and the Yen, but weaker against the US Dollar.

Weighted average number of shares
	Q1 2015 millions	Q1 2014 millions

Weighted average number of shares – basic	4,820	4,802
Dilutive effect of share options and share awards	41	64

Weighted average number of shares – diluted	4,861	4,866

At 31 March 2015, 4,830 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,814 million shares at 31 March 2014.

Net assets
The book value of net assets increased by £6,472 million from £4,936 million at 31 December 2014 to £11,408 million at 31 March 2015.  This primarily reflects the impact of the profit arising from the disposal of the Group’s oncology business to Novartis and the gain on the sale of part of its shareholding in Aspen, partly offset by the ongoing remeasurement of the ViiV Healthcare contingent consideration and the dividend paid in the quarter.

The carrying value of investments in associates and joint ventures at 31 March 2015 was £82 million, with a market value of £138 million.  Assets held for sale amounted to £209 million at 31 March 2015 (31 December 2014: £1,156 million).  The decrease in the period primarily reflected the realisation of the assets sold to Novartis.

At 31 March 2015, the net deficit on the Group’s pension plans was £2,168 million compared with £1,689 million at 31 December 2014.  The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 3.6% to 3.3%, and US pension liabilities from 3.8% to 3.6%, together with the impact of the Novartis transaction, partly offset by an increase in UK asset values.

At 31 March 2015, the post-retirement benefits provision was £1,481 million compared with £1,397 million at 31 December 2014.  The increase in the provision arose from the decrease in the rate used to discount the US provision together with a stronger US Dollar at the period end.

In certain circumstances, Novartis has the right to require GSK to acquire its 36.5% shareholding in the Consumer Healthcare joint venture at a market-based valuation.  This right is exercisable in certain windows from 2018 to 2035 and may be exercised either in respect of Novartis' entire shareholding or in up to four instalments.  If exercised, GSK would not be able to avoid this obligation, and so has recognised a financial liability of £6,204 million in Other non-current liabilities.  This represents the present value of the estimated amount payable by GSK in the event of full exercise of the right by Novartis.

In certain circumstances, the other shareholders in ViiV Healthcare, Pfizer (11.7%) and Shionogi (10%) may require GSK to acquire their shareholdings at a market based valuation.  Pfizer may request an IPO at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding.  Shionogi may also request GSK to acquire its shareholding in ViiV in certain circumstances and limited windows in 2017, 2020 and 2022.

At 31 March 2015, the ESOP Trusts held 35.7 million GSK shares against the future exercise of share options and share awards.  The carrying value of £151 million has been deducted from other reserves.  The market value of these shares was £564 million.

At 31 March 2015, the company held 491.5 million Treasury shares at a cost of £6,917 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 March 2015 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 36.

Novartis transaction
The three-part inter-conditional transaction with Novartis AG involving its Consumer Healthcare, Vaccines and Oncology businesses completed on 2 March 2015.

GSK and Novartis have contributed their respective Consumer Healthcare businesses into a Consumer Healthcare Joint Venture in a non-cash transaction.  GSK has an equity interest of 63.5% and majority control of the Joint Venture.  In addition, GSK has acquired Novartis’ global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion with subsequent potential milestone payments of up to $1.8 billion and ongoing royalties.  The first milestone of $450 million was paid on 26 March 2015.

The fair values of the assets acquired, including goodwill are provided in the table below.

	Consumer Healthcare £m	Vaccines £m

Net assets acquired
Intangible assets	5,976	2,804
Other net assets	702	669
Deferred tax liabilities	(1,345)	(94)

	5,333	3,379
Non-controlling interest	(2,114)	-
Goodwill	897	556

Total consideration	4,116	3,935

On the acquisition of the Vaccines business, total consideration includes £594 million of contingent consideration and is net of a £52 million deferred tax asset on the contingent consideration.

GSK has also divested its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitor and also granted commercialisation partner rights for future oncology products to Novartis for consideration of $16 billion (£10,395 million).  After taking account of the book value of assets, including goodwill, derecognised of £1,014 million and related costs, the profit on disposal amounted to £9,262 million before tax and £7,342 million after tax.

These amounts are provisional and subject to change.

Reconciliation of cash flow to movements in net debt

	Q1 2015 £m	Q1 2014 £m

Net debt at beginning of the period	(14,377)	(12,645)

Increase/(decrease) in cash and bank overdrafts	5,678	(1,996)
Net repayment of short-term loans	645	894
Net repayment of obligations under finance leases	6	6
Exchange adjustments	(45)	78
Other non-cash movements	(5)	3

Decrease/(increase) in net debt	6,279	(1,015)

Net debt at end of the period	(8,098)	(13,660)

Core results reconciliations

The reconciliations between core results and total results for Q1 2015 and Q1 2014 are set out below.

Income statement – Core results reconciliation Three months ended 31 March 2015

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,622						5,622
Cost of sales	(1,739)	(138)	(81)	(155)		10	(2,103)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	3,883	(138)	(81)	(155)		10	3,519

Selling, general and administration	(1,866)			(179)	(85)	(95)	(2,225)
Research and development	(789)	(13)	(21)	(32)		(12)	(867)
Royalty income	77						77
Other operating income/(expense)						8,712	8,712
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,305	(151)	(102)	(366)	(85)	8,615	9,216

Net finance costs	(156)			(1)		(2)	(159)
Profit on disposal of associates						843	843
Share of after tax profits of associates and joint ventures	7					16	23
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,156	(151)	(102)	(367)	(85)	9,472	9,923

Taxation	(231)	37	25	101	-	(1,817)	(1,885)
Tax rate %	20.0%						19.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	925	(114)	(77)	(266)	(85)	7,655	8,038
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	91					(142)	(51)

Profit attributable to shareholders	834	(114)	(77)	(266)	(85)	7,797	8,089
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	17.3p	(2.4)	(1.6)	(5.5)	(1.8)p	161.8p	167.8p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,820						4,820
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Three months ended 31 March 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,613						5,613
Cost of sales	(1,558)	(147)	(15)	(23)			(1,743)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,055	(147)	(15)	(23)			3,870

Selling, general and administration	(1,811)			(52)	(108)		(1,971)
Research and development	(784)	(23)	(33)	(4)		(15)	(859)
Royalty income	70						70
Other operating income/(expense)						(44)	(44)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,530	(170)	(48)	(79)	(108)	(59)	1,066

Net finance costs	(161)			(1)		(2)	(164)
Share of after tax profits of associates and joint ventures	1						1
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,370	(170)	(48)	(80)	(108)	(61)	903

Taxation	(301)	44	9	19	22	23	(184)
Tax rate %	22.0%						20.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,069	(126)	(39)	(61)	(86)	(38)	719
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	62					(11)	51

Profit attributable to shareholders	1,007	(126)	(39)	(61)	(86)	(27)	668
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	21.0p	(2.7)p	(0.8)p	(1.3)p	(1.8)p	(0.5)p	13.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,802						4,802
	––––––––––––						––––––––––––

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three months ended 31 March 2015.  Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 37 of the Results Announcement.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

•	the balance sheet at 31 March 2015;
•	the income statement and statement of comprehensive income for the three month period then ended;
•	the cash flow statement for the period then ended;
•	the statement of changes in equity for the period then ended; and
•	the accounting policies and basis of preparation and related notes on pages 34 to 39 (excluding the Global Pharmaceuticals, ViiV Healthcare and Vaccines turnover tables).

As disclosed on page 37, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 37.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review
Our responsibilities and those of the directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Results Announcement in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 37.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review.  This report, including the conclusion, has been prepared for and only for the Company for management’s stewardship purposes and for no other purpose.  We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 6 May 2015 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 06, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc